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                                                           OMB APPROVAL
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------                                              OMB Number:      3235-0362
FORM 5                                              Expires: December 31, 2001
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] CHECK BOX IF NO
    LONGER SUBJECT TO
    SECTION 16. FORM
    4 OR FORM 5
    OBLIGATIONS MAY
    CONTINUE. SEE            Filed pursuant to Section 16(a) of the Securities
    INSTRUCTION 1(b).                        Exchange Act of 1934,
[ ] FORM 3 HOLDINGS                  Section 17(a) of the Public Utility
    REPORTED                 Holding Company Act of 1935 or Section 30(f) of
[X] FORM 4                              the Investment Company Act
    TRANSACTIONS                                   of 1940
    REPORTED

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 1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
 Woods             Mike                          Hastings Entertainment, Inc./HAST            Issuer (Check all applicable)
-------------------------------------------    ---------------------------------------------        Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (specify
 3601 Plains Blvd                                 Person (Voluntary)         1-31-2001          ----        title ---       below)
-------------------------------------------                               -------------------               below)
                 (Street)                         --------------------    5. If Amendment,      Chief Information Officer
                                                                            Date of Original    Vice President - Information Systems
 Amarillo            TX              79102                                   (Month/Year)       ------------------------------------
-------------------------------------------                                                  7. Individual or Joint/Group Reporting
  (City)           (State)           (Zip)                                ------------------         (Check applicable line)

                                                                                                 X    Form Filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by More than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                   action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                (Month/      (Instr.                                   end of Issuer's     Direct         Benefi-
                                 Day/        8)                                        Fiscal Year         (D) or         cial
                                 Year)                 ----------------------------    (Instr. 3 and 4)    Indirect       Owner-
                                                       Amount    (A) or      Price                         (I)            ship
                                                                 (D)                                       (Instr. 4)     (Instr. 4)

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Common Stock                   10-10-2000      A       21,501     A          (1)        23,851                D
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Common Stock                                                                               141(2)             I           by 401k
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Common Stock                                                                               986(3)             I           by ASOP
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(1) Award of Restricted Stock Units was in exchange for outstanding options. See Table II.
(2) Purchased shares through the company's 401k Plan. Information based on plan statement as of 1/31/01.
(3) Purchased shares through the company's ASOP Plan. Information based on plan statement as of 1/31/01.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                              (Over)
                                                                                                                     SEC 2270 (3-99)
                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
                    ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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
FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion               Number of
                                                                (A)     (D)    cisable Date       Title   Shares
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                                                                                                 Common
Common Stock (Right to Buy)  $10.28     10-10-00      H4              18,814   (5)    1/20/04    Stock    18,814         (4)
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                                                                                                 Common
Common Stock (Right to Buy)  $12.26     10-10-00      H4              22,766   (6)    8/26/05    Stock    22,766         (4)
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                                                                                                 Common
Common Stock (Right to Buy)  $14.03     10-10-00      H4               8,853   (7)    5/18/06    Stock     8,853         (4)
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                                                                                                 Common
Common Stock (Right to Buy)  $13.64     10-10-00      H4              15,177   (8)    8/28/07    Stock    15,177         (4)
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                                                                                                 Common
Common Stock (Right to Buy)  $11.88     10-10-00      H4               9,000   (9)   12/14/08    Stock     9,000         (4)
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                                                                                                 Common
Common Stock (Right to Buy)   $9.00     10-10-00      H4               9,000  (10)    3/30/09    Stock     9,000         (4)
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                                                                                                 Common
Common Stock (Right to Buy)  $12.00     10-10-00      H4               9,000  (11)    7/16/09    Stock     9,000         (4)
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                                                                                                 Common
Common Stock (Right to Buy)   $9.69     10-10-00      H4              15,000  (12)    9/17/06    Stock    15,000         (4)
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
9. Number of           10. Ownership               11. Nature of
   Derivative              of Derivative               Indirect
   Securities              Security:                   Beneficial
   Beneficially            Direct (D)                  Ownership
   Owned at End            or Indirect (I)             (Instr. 4)
   of Year                 (Instr. 4)
   (Instr. 4)

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Explanation of Responses:
(4) Cancellation of Stock Options was in exchange for Restricted Stock Unit. See Table I.
(5) Granted 1/20/94, vested 20% on each anniversary of 1/20/97.
(6) Granted 8/26/95, vested 20% on each anniversary of 8/26/98.
(7) Granted 5/18/96, vested 20% on each anniversary of 5/18/96.
(8) Granted 8/28/97, vested 20% on each anniversary of 8/28/97.
(9) Granted 12/14/98, vested 20% on each anniversary of 12/14/98.
(10) Granted 3/30/99, vested 20% on each anniversary of 3/30/99.
(11) Granted 7/16/99, vested 20% on each anniversary of 7/16/99.
(12) Granted 9/17/99, vested 25% on each anniversary of 9/17/99.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ MIKE WOODS                  3/15/01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                                   Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 2270 (3-99)

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